Exhibit 8.1

April 30, 2008

Regions Financing Trust III

1900 Fifth Avenue North

Birmingham, Alabama 35203

Ladies and Gentlemen:

As special tax counsel to Regions Financing Trust III, in connection with the issuance of 8.875% Trust Preferred Securities, as described in the prospectus supplement, dated April 25, 2008 (the “Prospectus Supplement”), we hereby confirm to you our opinion as set forth under the heading “Certain United States Federal Income Tax Consequences” in the Prospectus Supplement, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Prospectus Supplement and to the reference to us under the heading “Certain United States Federal Income Tax Consequences” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP